Petrol Oil & Gas, Inc.



Petrol Oil and Gas, Inc.

Corporate Overview

October, 2005

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.



Information in this presentation is provided without warranty of any kind, either express or implied, including but not limited to the implied warranties of merchantability, fitness for a particular purpose and the timeliness of the information. You assume all risk in using the information. In no event will PETROL or its representatives be liable for any direct, special, indirect or consequential damages resulting from the use of the information. This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements may include the words “may,” “could,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” or other similar words. Forward-looking statements are not guarantees of performance. Although PETROL believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these `expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of natural gas demand or prices for oil and gas; the extent and effect of any hedging activities engaged in by PETROL; the extent of PETROL’s success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews and other equipment; the availability of pipeline transportation capacity; the extent to which PETROL can develop additional producing wells; the results of wells yet to be drilled that are necessary to test whether substantial acreage positions contain suitable drilling prospects; whether PETROL is successful in its efforts to more intensely develop its acreage and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by PETROL’s forward-looking statements might not occur. PETROL undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this presentation that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC’s guidelines strictly prohibit PETROL from including in filings with the SEC. Investors are urged to consider closely the disclosure in PETROL’s Annual Report on Form 10-KSB and Quarterly Reports on Form 10-QSB, available from PETROL at 3161 E. Warm Springs Road, Suite 300, Las Vegas, NV 89120 (Attn: Investor Relations). You can also obtain these forms from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov.

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.



Executive Summary

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.



Corporate Information Highlights

Nevada Corporate Hdqtrs:

3161 E. Warm Springs Rd, Ste 300

Las Vegas, NV 89120

Phone (702) 454-7318

Fax (702) 434-7594

- OTCBB:POIG
- Current Shares Outstanding – 24,619,660*
- Headquarters – Las Vegas, Nevada
- Website – www.petroloilandgas.com

*12/31/04

Kansas Field Offices:

401 Pearson Ave.
Waverly, KS 66871
Phone (785) 733-2158
Fax (785) 733-2187

110 E. 5th St.
Piqua, KS 66761
Phone (620) 468-2885
Fax (620) 468-2925

Rte 1
Thayer, KS 66776
Phone (620) 839-5911
Fax (620) 839-5912



Corporate Strategy

We will continually build value in the Company through the development and acquisition of gas and oil assets that exhibit consistent, predictable, and long-lived production. The current focus of the Company is Coal Bed Methane reservoirs in the central U.S., which produce both Coal Bed Methane and conventional gas.



Milestones and Progress

- **Established A Significant Acreage Position in the Cherokee Basin (~165,000 acres since 2001)**
- **New Publicly Traded Company (March 2004)**
- **Acquired/Operate Oil Producing Properties**
- **Raised $6.76 Million in a Private Offering for Drilling and Development (Oct 2004).**
- **Purchased a CBM Producing Gas Field , Petrol-Neodesha (Nov 2004).**
- **Soliciting $30-65 Million Debt Financing for Coal Creek Development**

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.



Leased Mineral Acres


Petrol Oil and Gas
Gross Acres
Gross Leased Acres
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
88,800
134,000
165,000
2002
2003
2004

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594



Petrol Net Gas Reserves*

– 18.1 Bcf Net

–12.7 Bcf PROVED

–5.4 Bcf Probable



Petrol NET
Gas Reserves
Proved
Probable
12.7
5.4
Net Reserves (Bcf)
0
2
4
6
8
10
12
14
Bcf

* McCune Engineering Reserve Report
Dec 31, 2004

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.

Petrol Net Reserves*

- $39.63 Million PV 10%
- $2.17 Million Future Net OIL Cash Flow



Petrol Gas Reserves
PV 10%
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$ Milliion $
$39.63
$31.02
$8.61
Net Value
Proved
Probable
PV 10%

* McCune Engineering Reserve Report
Dec 31, 2004

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.

Petrol Revenues


$ Millions $
$2.0
$1.8
$1.6
$1.4
$1.2
$1.0
$0.8
$0.6
$0.4
$0.2
$0.0
$0.044
$0.822
$0.866
$1.191
$1.805
3rd
4th
Yr End
1st
2nd
2 0 0 4
2 0 0 5

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Basin Review

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Major U.S. Coal-Bed Methane Gas Basins

- 700 Tcf CBM Reserves
- 7% of Total US Gas Production, 2000


Northern Rocky Mountains and Great plains
Illinois Basin
Appalachian Basin
Black Warrior
Colorado Plateau
Western Interior
Gulf Coast

United States Geologic Society (USGS)

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.



Petrol's Leases are located in the Cherokee Basin and Bourbon Arch along the Kansas and Missouri border.

- ***Relatively New CBM Basin*** – **Production of Cherokee Group Coals became active in the early '90s.**
- ***4 major transition pipelines serve this basin***


KS
MO
DG
JO
OS
FR
CASS
MI
LY
BATES
CF
AN
GW
WO
AL
BB
WL
NO

-Current Counties with Petrol leases (16 counties)

-Current production

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594



Outlined below are the conclusions and analysis provided by Petrol geologist Bill Stoeckinger:

- The Western Interior Coal Province is divided into the Forest City and Cherokee basins in Kansas.
  - The Cherokee basin has had proven CBM production since 1998.
  - The Forest City basin is an emerging area and gas reserve potential has not been quantified.
- Coal thickness in the Cherokee Rock Group ranges from 8 to 26 feet.
- Using an average thickness of 10 feet and a measured gas content of 150 scf/ton, the in-place gas reserve potential is 1.73 Bcf per section.
  - Cawley, Gillespie & Associates has reviewed the analysis and believes the assumptions are reasonable.
- Other coal and shale potential is available throughout Coffey County.


Dawson Coal Bed
Mulbery Coal Bed
Lexington Coal Bed
Summit Coal Bed
Mulky Coal Bed
Bevier Coal Bed
Crowberg Coal Bed
Mineral Coal Bed
Tebor Coal Bed
Weir-Pittsburg Coal Bed
Bluejacket Coal Bed
AW Coal Bed
BW Coal Bed
Riverton Coal Beds
Pleasanton Group
Marmaton Group
Cherokee Group
Mississippi Limes
Desmoinesian Stage
Middle Pennsylvanian Series
Pennsylvanian System

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.



E&P Project Overview

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594



Current Projects

- Petrol-Neodesha -- Wilson, Neosho Co. KS
- Coal Creek Project - Hatch Field, Coffey Co. KS
- Pomona Gas Project – Pomona Field, Franklin Co. KS
- Missouri Gas Project – Belton Field, Cass Co. MO
- Oil Field Projects -- South Eastern KS

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594



Petrol Oil & Gas, Inc.

Petrol-Neodesha Project

- **Current Position**
  - 10,000 Gross Acres
  - 100% WI
  - 79.5% NRI
- **Resources/Reserve Est.**
  - Proven Reserves 9.9 Bcf - (PV10 $23.8)*
  - Probable Reserves 4.3 Bcf - (PV10 $6.5 M)*
  - Field Production Ave. 2,900 Mcfd
  - Gas Gathering (56 miles)/Compression
  - Sales into Southern Star Pipeline
- **Operations**
  - 76 Producing Wells
  - 8 SWD Wells
  - 50-100 New Well Locations


Wilson County
Neosho County

*McCune Engineering, Dec 2004

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594



Petrol-Neodesha

Recent $800,000 Development Program

- **Drilled 5 New Wells in May 2005**
- **Enhanced the Capacity of the Gas Gathering System**
- **Installed New Gas Processing and Compression Facilities**
- **Net Increased Gas Sales by about 600 Mcfd (35%)**

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol-Neodesha Net Future Cash Flow (PV10%) *

- $30.26 Million PV10%
  - $23.72 Million Proven
  - $6.54 Million Probable



Petrol Gas Reserves
Future Net Cash Flow (PV10%)
$ Milliion $
$40
$35
$30
$25
$20
$15
$10
$5
$0
$30.26
$23.72
$6.54
Net Value
Proved
Probable
PV 10%

* McCune Engineering Reserve Report Dec 31, 2004

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.

Coal Creek Project

- **Current Position**
  - 92,000 Net Acres
  - 100% WI
  - 84.375% NRI
- **Resources/Reserve Estimates**
  - Proved 1.9 Bcf
  - Probable 1.2 Bcf
  - 3 Major Interstate Pipelines
- **Operations**
  - 18 CBM Wells
  - Drill Cuttings & Whole Core
  - High De-Watering Rates
  - Initial Sustained Gas Rates

* McCune Engineering Reserve Report Dec 31, 2004



R13E
R14E
R15E
R16E
R17E
So. Star
CMS Energy
T19S
T20S
T21S
T22S
T23S
NorthWest
Northeast
Southwest
Enbridge
Aliceville
Gridley

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.

Coal Creek Project Current Reserves



$6.51
$1.72
Coal Creek
Current PV 10%
($ Million)
7
6
5
4
3
2
1
0
Proven
Probable
Possible

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.

Pomona Gas Project

- **Current Position**
  - 36,000 Gross Acres
  - 100% WI
  - 84.375% NRI
- **Resources/Reserve Estimates**
  - Possible CBM Reserves
  - Proven Conv. Gas Reserves
  - 2 Major Interstate Pipelines
- **Operations**
  - 13 Conv. Wells
  - 1 Salt Water Disposal Well
  - Dewatering CBM Testing


Osage County
Franklin County
Anderson County

•Based on 150 scf/ton with 10 ft net CBM pay or 1.73 Bcf/Section

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Missouri Project

- **Current Position**
  - 15,000 Gross Acres
  - 100% WI
  - 84.375% NRI
- **Resources/Reserve Estimates**
  - Possible CBM/Shale Reserves
  - Very Shallow CBM/Shale Gas Reserves
  - Gassy Coals/Shales Drill Cuttings
  - 1 Major Interstate Pipeline
- **Operations**
  - 5 Exploratory Wells
  - Extremely Low Well Costs


Cass County
Bates County

* McCune Engineering Reserve Report Dec 31, 2004

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594



Development Strategy

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.



Corporate Development Strategy

- **Petrol-Neodesha**
  - **Infill Drilling Program**
    - **3 New Wells Last Week**
    - **5 New Drill Intents for This Fall**
  - **Optimize Gas Gathering System**
  - **Acquire Additional Nearby Mineral Leases**

- **Coal Creek Project**
  - **Acquire $50Million Debt Financing**
  - **Initiate an Accelerated Drilling Program to Prove the Reserves**
  - **Develop the Entire Project Area (82,000 acres)**

- **Trade on AMEX or NASDAQ**

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Coal Creek Project Development


R13E
R14E
R15E
R16E
CMS Energy
So. Star
T19S
NorthWest
Northeast
T20S
T21S
Enbridge
Southwest
rlington
Aliceville
T22S
Gridley
T23S
R13E
R14E
R15E
R16E
R17E

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.



Coal Creek Project Development Summary

Summary

	PHASE I	PHASE II	
	Wells	Wells	
	180	*360*	
	FINANCING	FINANCING	
	$ 32,700,000	$ 31,335,000	
	Actual	Actual	
	Dev. Costs	Dev. Costs	
	$ 33,282,297	$ 56,438,790	
Drill/Completion	$ 22,743,990	$ 45,487,980	Drill/Completion
Gas Gathering	$ 712,800	$ 1,425,600	Gas Gathering
Contingeny	$ 1,137,201	$ 2,274,399	Contingeny
Pipeline/Compressor Site	$ 8,688,306	$ 7,250,811	Pipeline/Compressor Site

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.

Asset Impact: Developing Coal Creek Project Phase I



BEFORE Coal Creek Dev.
($ Million)
45
40
35
30
25
20
15
10
5
0
$38.49
$8.23
$30.26
Total
Coal Creek
P-N

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.



Asset Impact: Developing Coal Creek Project Phase I


AFTER Coal Creek Dev.
($ Million)
250
200
150
100
50
0
$200.02
$169.76
$30.26
Total
Coal Creek
P-N

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594



Corporate Summary

- Acquired ~ 165,000 acres since 2001
- Last 4 Qtrs were Revenue Producing
- Cash Flow Positive from Operations.
- Coal Creek Development Can Significantly Enhance Future Cash Flow

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594



• Market & Financial Information

- OTC BB: POIG
- 25.2 MM Shares Issued & Outstanding
- $50.4 MM Equity Market Cap at recent closing price of $2.00 per share
- Convertible Debt P-N about $6.5 Million
- Participate in Broker Presentations for Institutional & Retail Investor Support

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Senior Management Team

- **Paul Branagan, President /CEO**
  - President & CEO since Company Inception in 2001
  - 30 yrs in Major R&D Projects involving Complex Gas Reservoirs
  - President of B&A Inc. Oil and Gas Consulting firm to clients such as Conoco, Mobil and CNPC in China.
- **Lawrence Finn, CFO**
  - 32 yrs oil and gas financial experience, CDX, Wiser, May Petroleum
  - 19 yrs as Financial officer, VP and Sr. Analyst
  - CPA with experience in un-conventional oil and gas projects
- **W.T. (Bill) Stoeckinger, Geologist**
  - 40 yrs E&P Geologist
  - Worldwide CBM Expertise
  - 25 yrs Int’l E&P Chevron-Texaco
- **Gary Bridwell, Drilling/Production Field Manager**
  - 20yrs Field Production Supervision
  - Former Meritage CBM Explor/Development
  - Former Field Supervisor Stroud Oil
  - Owner/Operator Black Rain Energies

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Historical Stock Trades



$4.00
$3.75
$3.50
$3.25
$3.00
$2.75
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
Closing Share Price ($$)
1.2E+06
1.0E+06
8.0E+05
6.0E+05
4.0E+05
2.0E+05
0.0E+00
Daily Share Volume
Mar-2004
Jun-2004
Sep-2004
Dec-2004
Mar-2005
Jun-2005
Sep-2005

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594

Petrol Oil & Gas, Inc.

Appendix

3161 E. Warm Springs Rd. Suite 300, Las Vegas, Nevada 89120. Phone: 702.454.7318 Fax: 702.434.7594